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                                           Filed by: OSI Pharmaceuticals, Inc.
                         Pursuant to Rule 425 Under the Securities Act of 1933

                                          Subject Company: Cell Pathways, Inc.
                                                Commission File No.: 000-24889

The following press release was filed as an exhibit to a Current Report on Form 8-K filed by OSI, today May 14, 2003, with the Securities and Exchange Commission.

[GRAPHIC OMITTED]

                                                     NEWS RELEASE


Contact: OSI Pharmaceuticals, Inc.            Burns McClellan (representing OSI)
         Kathy Galante                        Jonathan Nuggent (investors)
         Director                             Kathy Jones, Ph.D. (media)
         Investor & Public Relations          (212) 213-0006
         (631) 962-2000

         OSI PHARMACEUTICALS ANNOUNCES SECOND QUARTER FINANCIAL RESULTS

MELVILLE, NEW YORK - MAY 14, 2003 -- OSI Pharmaceuticals, Inc. (NASDAQ: OSIP) today announced its financial results for the Company's second quarter ended March 31, 2003. The Company reported net losses for the second quarter and six-month period of $27.2 million ($0.75 net loss per share) and $57.3 million ($1.57 net loss per share), respectively, compared to net losses of $24.5 million ($0.68 net loss per share) and $166.9 million ($4.68 net loss per share) for the second quarter and six-month period, respectively, in the prior year. Adjusted for an in-process research and development charge of $130.2 million (or $3.65 per share) related to the acquisition of the oncology assets of Gilead Sciences, Inc. in December 2001, the net loss for the six-month period in the prior year would have been $36.7 million ($1.03 net loss per share). Increased investments in the Company's clinical development program, most notably for the Company's most advanced clinical candidate, Tarceva(TM) (erlotinib HCl), are the principal factors for the increased net loss for the six-month period versus the adjusted prior year numbers excluding the in-process research and development charge. These increased development costs have been incurred according to plan and are in-line with prior guidance.

The Company also announced two major transactions during the quarter: an agreement to acquire Cell Pathways, Inc. in a stock for stock merger valued at approximately $32 million based upon the closing price of the Company's stock on February 7, 2003, and a co-promotion agreement with Serono, S.A., giving the Company exclusive rights to market the drug Novantrone(R) (mitoxantrone for injection concentrate) to cancer patients in the United States. In connection with this latter transaction, the Company paid Serono $45 million in signing fees and $10 million in transition service fees upon execution of the agreement. Both payments are reflected in the approximately $362 million in cash and investments the Company retained on its balance sheet at the end of the quarter.

"The second quarter of our Fiscal 2003 represented a period of significant progress for our organization," stated Colin Goddard, Ph.D., Chief Executive Officer of the Company. "On the Tarceva(TM) front we completed accrual to our second- /third-line non-small cell lung cancer and our front-line pancreatic cancer Phase III studies. We anticipate top-line data for this lung study at the end of the calendar year. We believe that successfully meeting the study's survival end-point would give us, and our alliance partners, Genentech and Roche, a very competitive position in the monotherapy setting for this exciting new class of anti-cancer treatments. Meanwhile, the Novantrone(R) deal with Serono has given us a quality anti-cancer drug around which to begin strategically building a full commercial organization and closing the pending transaction with Cell Pathways will give us both a second marketed product in Gelclair(TM) and supplement our R&D pipeline, with an intriguing platform of pro-apoptotic drug candidates. Taken together with the potential success for Tarceva(TM) and the progress of our overall pipeline, we believe these transactions will help to transform OSI into one of the leading oncology franchises in the industry."

For the second quarter and six months ended March 31, 2003, revenues were $7.6 million and $12.0 million, respectively, compared to revenues of $6.8 million and $12.7 million for the prior year periods. The increase in the second quarter reflects both the final payment received pursuant to the wind down of our collaboration with Anaderm as well as the recognition of approximately $900,000 of commissions on U.S. oncology sales of Novantrone(R). These sales commissions relate to the Company's co-promotion agreement with Serono, which became effective March 11, 2003, and represent the estimated commissions earned through the end of March. Operating expenses for the second quarter and six-month period ended March 31, 2003 were $35.1 million and $70.9 million, respectively, compared to $33.1 million and $56.5 million (excluding the in-process research and development charge recorded in the prior year six month period) in the prior year periods. The increases in operating expenses primarily reflect increased Tarceva(TM) clinical costs as all four Phase III trials are now fully enrolled and increased commercialization and marketing costs associated with Tarceva(TM) and Novantrone(R).

CORPORATE HIGHLIGHTS
---------------------
The Company achieved several key corporate goals this quarter. These goals included: gaining access to a high-quality, marketed oncology product, Novantrone(R) (mitoxantrone for injection concentrate); the pending expansion of OSI's anti-cancer platform by the signing of a merger agreement whereby the Company has agreed to acquire Cell Pathways, Inc., including its apoptosis technology and clinical candidates, and the marketed cancer care product Gelclair(TM); and the appointment of Robert A. Ingram as Chairman of the Board.

In January 2003, OSI announced the appointment of Mr. Robert Ingram as Chairman of the Board of Directors. Mr. Ingram recently retired as Chief Operating Officer and President of Pharmaceutical Operations at GlaxoSmithKline and is the current Vice Chairman, Pharmaceutials at GlaxoSmithKline. Mr. Ingram's long and successful career in the pharmaceutical industry provides OSI with a tremendous resource of experience and knowledge in helping guide the Company's next stage of growth in the commercial arena.

In February 2003 OSI entered into a merger agreement whereby it has agreed to acquire Cell Pathways which will add to the Company's commercial presence and expanding pipeline in oncology. The transaction is subject to Pathway's shareholder approval and a shareholder meeting has been scheduled for June 10, 2003 to consider the unanimous recommendation by



                                       2
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Cell Pathways' Board of Directors to approve the merger.

The transaction will add Cell Pathways' innovative platform approach to the discovery and development of small molecule drugs designed to selectively induce apoptosis, or programmed cell death, in pre-cancerous and cancerous cells, including Cell Pathways' two leading clinical candidates, Aptosyn(R) and CP461, and the marketed product Gelclair(TM), a bioadherent oral gel that provides rapid and durable oral pain management, to the OSI portfolio. This transaction is a stock-for-stock merger valued at approximately $32 million based on the closing price of the Company's stock on February 7, 2003. Upon closing of the transaction, the Company will exchange one share of Cell Pathways' common stock for .0567 shares of the Company's common stock. In addition, Cell Pathways' shareholders will also receive additional consideration in the form of a five-year contingent value right through which each share of Cell Pathways' common stock may be eligible for an additional .040 shares of the Company's common stock in the event of a filing of a New Drug Application for either Aptosyn(R) or CP461.

In March 2003, OSI entered into an agreement by which OSI will market and promote the drug Novantrone(R) for the approved oncology indications in the United States. In consideration for these exclusive rights, OSI paid Serono S.A. initial fees totaling $55 million and pays maintenance fees in return for commissions on net sales in oncology. OSI has begun building a commercial operation, including a sales force and an associated marketing and management infrastructure. The transaction allows OSI to deliver on the strategic goal of building a full commercial operation around a quality product. The Company projects sale commissions to be between $20 - $30 million in fiscal 2004, which will off-set maintenance fees and the costs of the initial commercial operation in a manner that the Company projects will allow this strategic investment to be cash flow positive from 2004 onwards.

TARCEVA(TM) HIGHLIGHTS
----------------------
         The Company made steady progress in its Tarceva(TM) (erlotinib HCl) program in all three main disease settings, non-small cell lung, pancreatic cancer and glioblastoma. Tarceva(TM) is a small molecule HER1/EGFR inhibitor being developed through a tripartite alliance between OSI, Genentech, Inc. and Roche.

In January 2003, OSI, in collaboration with the National Cancer Institute of Canada Clinical Trials Group (NCIC CTG), reached its target enrollment goal of 700 patients in the international Phase III clinical trial evaluating Tarceva(TM) as a monotherapy for the treatment of second-/third-line patients with incurable stage IIIB/IV non-small cell lung cancer (NSCLC) for whom the standard chemotherapy has failed. The FDA designated Tarceva(TM) a Fast Track Product in this indication earlier in September 2002. As the only ongoing single agent, randomized placebo-controlled study of an HER1/EGFR targeted agent designed to detect a survival advantage in advanced NSCLC, this study remains OSI's highest clinical priority.

In January 2003, OSI announced that the international Phase III clinical trial evaluating Tarceva(TM) in combination with gemcitabine in patients with advanced, previously untreated pancreatic cancer had reached its target enrollment of 450 patients. This Phase III randomized,



                                       3
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placebo-controlled  study with  improvement  in patient  survival as its primary end-point, is also being conducted in collaboration with the NCIC CTG.

         In April, 2003, based on data from a Phase I study in glioblastoma, a decision was made to continue with a comprehensive Phase II program for this indication. The data from glioblastoma have been submitted to this year's American Society of Clinical Oncology Meeting (ASCO) to be held May 31 - June 3, 2003 in Chicago, IL. In addition, multiple Tarceva(TM) abstracts have been submitted to ASCO including data on the correlation of rash with survival.

CONFERENCE CALL
---------------
The Company will host a conference call reviewing the Company's second quarter financial results for the period ended March 31, 2003, product portfolio and recent business developments. The call is scheduled for tomorrow, May 15, 2003, at 10:00 A.M. Eastern Time. To access the live call or the seven-day archive via the Internet, log on to www.osip.com. Please connect to the Company's website at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be needed to view the webcast. Alternatively, please call 1-800-915-4836 (U.S.) or 1-973-317-5319 (international) to listen to the call. Telephone replay is available approximately two hours after the call through May 22, 2003. To access the replay, please call 1-800-428-6051 (U.S.) or 1-973-709-2089 (international). The conference ID number is 291945.

OSI Pharmaceuticals, Inc. is a leading biotechnology company focused on the discovery, development and commercialization of high-quality, next-generation oncology products that both extend and improve the quality-of-life for cancer patients worldwide. OSI has a balanced pipeline of oncology drug candidates that includes both next-generation cytotoxic agents and novel mechanism-based, gene-targeted therapeutics focused in the areas of signal transduction and apoptosis. The Company's most advanced drug candidate, Tarceva(TM) (erlotinib
HCl), a small-molecule inhibitor of the HER1 gene, is currently in Phase III clinical trials for lung and pancreatic cancers. OSI's oncology product portfolio includes Novantrone(R) (mitoxantrone concentrate for injection), a U.S. FDA approved treatment of acute nonlymphocytic leukemia and the relief of pain associated with advanced hormone-refractory prostate cancer.

This news release contains forward-looking statements. These statements are subject to known and unknown risks and uncertainties that may cause actual future experience and results to differ materially from the statements made. Factors that might cause such a difference include, among others, the completion of clinical trials, the FDA review process and other governmental regulation, pharmaceutical collaborators' ability to successfully develop and commercialize drug candidates, competition from other pharmaceutical companies, and other factors described in OSI Pharmaceuticals' filings with the Securities and Exchange Commission. Tarceva(TM) (erlotinib HCl) is an investigational compound and has not yet been determined safe or efficacious in humans for its ultimate intended use.




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
          Additional Information About the Merger and Where to Find It

In connection with the proposed merger referred to above, OSI Pharmaceuticals has filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4. The registration statement has been declared effective, and it contains the proxy statement of Cell Pathways for the meeting of its stockholders scheduled for June 10, 2003 to consider and vote upon the proposed merger. The proxy statement also serves as a prospectus of OSI Pharmaceuticals with respect to the shares of OSI Pharmaceuticals to be distributed to stockholders of Cell Pathways in the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION AND ANY OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI, CELL PATHWAYS, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by OSI Pharmaceuticals and Cell Pathways at the SEC's web site at http://www.sec.gov. In addition, they may obtain such documents from OSI Pharmaceuticals or from Cell Pathways free of charge by requesting them in writing from OSI Pharmaceuticals, Inc., 58 South Service Road, Suite 110, Melville, New York 11747, Attention: Investor Relations, telephone: (631) 962-2000, or from Cell Pathways, Inc., 702 Electronic Drive, Horsham, Pennsylvania 19044, Attention: Investor Relations, telephone: (215) 706-3800.

OSI, Cell Pathways, their respective officers and directors and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from stockholders of Cell Pathways with respect to the transactions contemplated by the merger agreement. A description of any interests that OSI Pharmaceuticals' or Cell Pathways' directors and executive officers have in the proposed merger is available in the proxy statement/prospectus.

This press release is not an offer to sell shares of OSI Pharmaceuticals common stock which may be issued in the proposed merger with Cell Pathways. Such OSI Pharmaceuticals common stock is offered only by means of the proxy statement/prospectus referred to herein.



                                   #   #   #


                                       5
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                   OSI PHARMACEUTICALS, INC. AND SUBSIDIARIES
                         SELECTED FINANCIAL INFORMATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               THREE MONTHS ENDED MARCH     SIX MONTHS ENDED MARCH
                                                         31,                          31,
                                              --------------------------    -----------------------
                                                2003           2002           2003           2002
                                              ---------        ----           ----           ----

Revenues:
 Sales commissions.........................   $    887       $     --       $    887     $      --
 Collaborative program revenues............      5,236          4,041          8,218         7,157
 License and other revenues................      1,469          2,729          2,959         5,505
                                              --------       --------       --------     ---------
 Total revenues............................      7,592          6,770         12,064        12,662
                                              --------       --------       --------     ---------
Expenses:
 Research and development..................      23,773         26,525         51,996        43,779
 Acquired in-process research and
  development.............................          --             --             --       130,200
 Selling, general and administrative.......      10,660          6,272         18,160        12,128
 Amortization of intangibles...............         690            306            744           615
                                               --------       --------       --------     ---------
 Total expenses............................      35,123         33,103         70,900       186,722
                                               --------       --------       --------     ---------
 Loss from operations......................    $(27,531)      $(26,333)      $(58,836)     (174,060)
Other income (expense):
 Investment income -- net..................       2,233          3,465          4,902         8,039
 Interest expense..........................     (1,605)        (1,346)        (3,212)       (1,348)
 Other expense -- net......................       (266)          (301)          (123)          472
                                              --------       --------       --------     ---------
Net loss..................................    $(27,169)      $(24,515)      $(57,269)    $(166,897)
Basic and diluted net loss per common
  share...................................    $  (0.75)      $  (0.68)      $  (1.57)    $   (4.68)
                                              ========       ========       ========     =========
Weighted average shares of common stock
  outstanding.............................      36,448         36,147         36,431        35,637
                                              ========       ========       ========     =========

                        CONDENSED CONSOLIDATED BALANCE SHEET(IN THOUSANDS)
                                              MARCH 31,    SEPTEMBER 30,

                                                2003           2002
                                              ---------    -------------
                                              (UNAUDITED)
Cash and investments......................    $362,370       $476,277
                                              ========       ========
Total assets..............................    $521,341       $579,044
                                              ========       ========
Total stockholders' equity................    $321,998       $379,108
                                              ========       ========